Exhibit 99.43

Execution Version

AMALGAMATION AGREEMENT

BETWEEN

Newton Energy Corporation,

Field Trip psychedelics Inc.

AND

NEWTON ENERGY SUBCO LIMITED

August 21, 2020

- ii -

Page
Article 7 AMENDMENT AND TERMINATION OF AGREEMENT	44
7.1 Amendment	44
7.2 Rights of Termination	45
7.3 Notice of Unfulfilled Conditions	45
Article 8 GENERAL	46
8.1 Entire Agreement	46
8.2 Binding Effect	46
8.3 Waiver and Modification	46
8.4 No Personal Liability	46
8.5 Assignment	47
8.6 Confidentiality	47
8.7 Costs	47
8.8 Time of Essence	47
8.9 Survival	48
8.10 Governing Law	48
8.11 Severability	48
8.12 Further Assurances	48
8.13 Counterparts and Electronic Copies	48
SCHEDULE A	1

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT made as of the 21st day of August, 2020.

BETWEEN:

NEWTON ENERGY CORPORATION., a body corporate incorporated under the laws of the Province of Alberta (hereinafter called “Newton”)

OF THE FIRST PART

- and -

FIELD TRIP PSYCHEDELICS INC., a body corporate existing under the laws of Canada (hereinafter called “FTP”)

OF THE SECOND PART

- and -

NEWTON ENERGY SUBCO LIMITED, a body corporate incorporated under the laws of Canada (hereinafter called “Newton Subco”)

OF THE THIRD PART

WHEREAS FTP and Newton are parties to a letter of intent dated June 18, 2020, as amended on July 31, 2020 (collectively, the “Letter of Intent”) whereby the parties set out their intention to complete a business combination;

AND WHEREAS FTP and Newton have agreed to structure the business combination contemplated in the Letter of Intent by way of a three-cornered amalgamation in accordance with the provisions of the Canada Business Corporations Act;

AND WHEREAS the parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to the proposed amalgamation;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the above premises and of the covenants, agreements, representations and warranties hereinafter contained, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, and “hereunder” and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any Agreement or instrument supplementary or ancillary hereto.

1.2	Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms shall have the meanings hereinafter set forth:

“Act” means the Securities Act (Ontario).

“Agreement”, “this Agreement”, “herein”, “hereby”, “hereof”, “hereunder” and similar expressions mean or refer to this agreement (including any schedules hereto) and any amendments hereto from time to time in accordance with the terms hereof.

“Amalco” means the amalgamated corporation to be formed by the amalgamation of FTP and Newton Subco, to be named “Field Trip Psychedelics Inc.”.

“Amalco Shares” means the common shares in the capital of Amalco.

“Amalgamation” means the amalgamation of FTP and Newton Subco pursuant to Section 181 of the CBCA provided for herein to form Amalco to be effective at the Effective Time.

“Anti-Money Laundering Laws” has the meaning ascribed thereto in Section 4.1(x)

“Assessment” has the meaning ascribed thereto in Section 3.2(g).

“Assets and Properties” with respect to any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, tangible or intangible, choate or inchoate, absolute, accrued, contingent, fixed or otherwise, and, in each case, wherever situated), including the goodwill related thereto, operated, owned or leased by or in the possession of such Person.

“associate” and “affiliate” have the respective meanings ascribed thereto in the Act.

“Auditors” means such firm of independent public accountants as a Person may from time to time appoint as auditors of such Person.

“Authorizations” means any approval, consent, exemption, ruling, authorization, notice, permit, including an import permit or export permit, or acknowledgement that may be required from any Governmental Entity pursuant to applicable Laws, or which is otherwise required under applicable Laws for the parties to perform their obligations under this Agreement or in relation to the FTP Business, including any ethical review board approval or other authorization for a study, including authorizations related to medical clinics, authorizations necessary to administer ketamine to patients or other authorizations related to the FTP Business.

“Business Day” means any day other than a Saturday or Sunday or a day when banks in the City of Toronto or Calgary are not generally open for business.

“CBCA” means the Canada Business Corporations Act, as from time to time amended or re-enacted and includes any regulations heretofore or hereafter made pursuant thereto.

“CDS” means CDS Clearing & Depository Services Inc.

“CDSA” means the Controlled Drugs and Substances Act (Canada).

“Certificate of Amalgamation” means the certificate of amalgamation for the Amalgamation issued pursuant to Section 185 of the CBCA.

“Closing” means the completion of the Amalgamation.

“Closing Date” means the date of the Closing, which shall be the date of the Certificate of Amalgamation, and shall be within three (3) Business Days following the later of the satisfaction or waiver of all conditions precedent to the Amalgamation or such other date as FTP and Newton may collectively agree, acting reasonably, and in any event not later than October 2, 2020.

“Confidential Information” means any information concerning a party to this Agreement (the “Disclosing Party”) or its business, properties and assets made available to another party or its representatives (the “Receiving Party”); provided that it does not include information which (a) is generally available to or known by the public other than as a result of improper disclosure by the Receiving Party, or (b) is obtained by the Receiving Party from a source other than the Disclosing Party, provided that (to the reasonable knowledge of the Receiving Party) such source was not bound by a duty of confidentiality to the Disclosing Party or another party with respect to such information.

“Consolidation” means a consolidation of the Newton Common Shares on the basis of one (1) post-consolidation Newton Common Share for every eight (8) pre-consolidation Newton Common Shares, which Consolidation shall occur prior to completion of the Amalgamation.

“Contract” means any agreement, contract, instrument or commitment of any nature, written or oral, including, for greater certainty and without limitation, a lease, purchase agreement, manufacturing, supply or distribution agreement, joint venture, strategic relationship or collaboration agreement, grant or funding agreement from a Governmental Entity, mortgage, loan document, Debt Instrument or security document.

“controlled substance” has the meaning ascribed thereto in section 2(1) of the CDSA.

“CSE” means the Canadian Securities Exchange.

“CPSO” means the College of Physicians and Surgeons of Ontario.

“Criminal Code” means the Criminal Code (Canada).

“Debt Instrument” means any note, loan, bond, debenture, indenture, promissory note, credit facility or other instrument evidencing indebtedness (demand or otherwise) for borrowed money.

“Disclosing Party” has the meaning ascribed thereto in the definition of “Confidential Information”.

“Drug Product” means any drug product regulated for sale or use under supervision of a health care practitioner and that includes an active pharmaceutical ingredient that is ketamine, psilocin, psilocybin, and other restricted drugs or controlled substances in the jurisdictions in which FTP and the FTP Subsidiaries operates.

“Effective Time” means 12:01 a.m. (Toronto time) on the Closing Date or such other time as the parties determine.

“Environmental Laws” means all applicable Laws relating to the environment or environmental issues (including air, surface, water and stratospheric matters), pollution or protection of human health and safety, including without limitation relating to the release, threatened release, manufacture, processing, blending, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“FDA” mean the Food and Drugs Act (Canada).

“FDR-J” means part J of the Food and Drugs Regulations (Canada) of the CDSA.

“FTP” has the meaning ascribed thereto in the recitals to this Agreement.

“FTP B Shares” means the class B shares in the capital of FTP.

“FTP Business” means the business of delivery of Drug Products, or other drug substances for therapeutic purposes, including the development, formulation and compounding of Drug Products or other drug substances, in the jurisdictions in which FTP operates, including in the context of clinical trials, research, development, service delivery or other contexts, and the business of developing, cultivating fungal inputs for, and manufacturing, natural health products, and the operation of clinics for physicians engaged in any of the foregoing activities.

“FTP Business Assets” means all tangible and intangible property and assets owned (either directly or indirectly), leased, licensed, loaned, operated or used, including all real property, fixed assets, facilities, equipment, inventories and accounts receivable, by the FTP and the FTP Subsidiaries in connection with the FTP Business.

“FTP C Shares” means the class C shares in the capital of FTP.

“FTP Common Shares” means the class A shares in the capital of FTP.

“FTP Financial Statements” means the audited annual financial statements of FTP as at and for the financial year ended March 31, 2020, prepared in accordance with IFRS, together with such other financial statements of FTP (if any) as may be required to be included in the Listing Statement.

“FTP Material Agreements” means any and all contracts, commitments, agreements (written or oral), instruments, leases or other documents, including licences, sub licences, supply agreements, manufacturing agreements, distribution agreements, sales agreements, or any other similar type agreements, to which FTP or any of the FTP Subsidiaries is a party or to which their FTP Business Assets are otherwise bound, and which is material to the FTP and the FTP Subsidiaries on a consolidated basis.

“FTP Option In-The-Money Amount” in respect of a FTP Option means the amount, if any, by which the total fair market value (determined immediately before the Amalgamation) of the FTP Common Shares that a holder is entitled to acquire on exercise of the FTP Option immediately before the Amalgamation exceeds the amount payable to acquire such FTP Common Shares.

“FTP Options” means the issued and outstanding options of FTP granted under the FTP Stock Option Plan.

“FTP Private Placement” means the brokered private placement by FTP of 5,516,724 FTP Common Shares for gross proceeds of $11,033,448.

“FTP Presentation” means the investor presentation of FTP dated May, 2020 and the amended and restated investor presentation dated August 2020.

“FTP Shareholders Agreement” means the unanimous shareholders’ agreement among FTP and its shareholders dated April 2, 2019.

“FTP Shareholders’ Approval” means the approval of the Amalgamation and this Agreement by the holders of FTP Shares.

“FTP Shares” means the FTP Common Shares, FTP B Shares and FTP C Shares.

“FTP Stock Option Plan” means the stock option plan of FTP dated effective August 1, 2019.

“FTP Subsidiaries” means the subsidiaries of FTP, being Field Trip Health Inc., Field Trip Health USA Inc., Field Trip Natural Products Limited, Field Trip Digital LLC and Field Trip Health B.V.

“FTP Warrants” means the issued and outstanding warrants of FTP, issued in connection with the FTP Private Placement exercisable to purchase 299,753 FTP Common Shares at an exercise price equal to $2.00 until the date that is twenty-four (24) months following the closing of the FTP Private Placement.

“FTP Termination Notice” has the meaning ascribed thereto in Section 5.4.

“FTP’s Auditors” means MNP LLP or such other firm of independent public accountants as FTP may from time to time appoint as Auditors of FTP.

“FTP’s Knowledge” or “Knowledge of FTP” means the actual knowledge of Joseph del Moral and Ronan Levy after having made due inquiry.

“Governmental Entity” means and includes any domestic or foreign federal, provincial, territorial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and any applicable stock exchange.

“Government Official” means (a) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Entity, (b) any salaried political party official, elected member of political office or candidate for political office, or (c) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses.

“Hazardous Materials” means chemicals, fluids, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, as applicable in Canada.

“Indebtedness” of any Person means all obligations of such Person:

(a)	for borrowed money;

(b)	evidenced by notes, bonds, debentures or similar instruments, including Debt Instruments;

(c)	for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business consistent with past practice);

(d)	under capital and operating leases;

(e)	under “vendor take-back” financing or deferred payments in connection with any acquisition; or

(f)	which are guarantees of the obligations described in any of clauses (a) through (e) above of any other Person if secured by any or all of the Assets and Properties of the guarantor.

“Intellectual Property Rights” means all industrial and other intellectual property rights comprising or relating to (a) trademarks, trade dress, trade and business names, branding, brand names, logos, design rights, corporate names and domain names and other similar designations of source, sponsorship, association or origin, together with the goodwill symbolized by any of the foregoing; (b) internet domain names registered by any authorized private registrar or Governmental Authority, web addresses, web pages, website and URLs; (c) works of authorship, expressions, designs and industrial design registrations, whether or not copyrightable, including copyrights and copyrightable works, software and firmware, data, data files, and databases and other specifications and documentation; (d) inventions, discoveries, trade secrets, business and technical information, know-how, databases, data collections, patent disclosures and other confidential or proprietary information; (e) plant or fungal varieties, strains or cultivars; and (f) all industrial and other intellectual property rights, and all rights, interests and protections that are associated with, equivalent or similar to, or required for the exercise of, any of the foregoing, however arising, in each case whether registered or unregistered, such registered rights including patent, registered plant breeders’ rights, trademark, industrial design, copyright and including all registrations and applications for, and renewals or extensions of, such rights or forms of protection under the applicable Law of any jurisdiction which FTP operates.

“ketamine” means 2-(2-chlorophenyl)-2-(methylamino)cyclohexanone.

“Laws” means any law (including common law), statute, regulation, treaty, order-in-council, ministerial order, code, by-law, ordinance, rule, court order, judgement, decree, immunity or writ having the force of law.

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre emption, privilege, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy such property or assets.

“Letter of Intent” has the meaning ascribed thereto in the first recital of this Agreement.

“Listing Statement” means the listing statement of the Resulting Issuer in the form prescribed by the CSE pertaining to the listing of the Resulting Issuer Common Shares on the CSE.

“Material Adverse Change” or “Material Adverse Effect” with respect to Newton or FTP, as the case may be, means any fact, effect, change, event, occurrence, or any development involving a change, that either individually or in the aggregate is or is reasonably likely to be materially adverse to the results of operations, financial condition, assets, properties, business, prospects, capital, liabilities (contingent or otherwise), cash flows, income, obligations (whether absolute, accrued, conditional or otherwise) or business operations of Newton or FTP, as the case may be, taken as a whole and as a going concern or that is, or would reasonably be expected to, prevent or materially delay the ability of Newton or FTP, as the case may be, to consummate the transactions contemplated hereby other than facts, effects, changes, events, occurrences, or any development involving a change resulting from: (a) a change in the market price of the Newton Common Shares following the public announcement of the execution of this Agreement and the transactions contemplated hereby; (b) general economic, financial, currency exchange, securities or commodity market conditions; (c) any change in applicable Laws or in the interpretation thereof by any Governmental Entity occurring after the date hereof; (d) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; (e) any natural disaster, or (f) any prohibitions or restrictions imposed by Law by any Governmental Entity in connection with any pandemic or endemic health crisis, including but not limited to COVID-19, provided, however, that with respect to clauses (b) through (f), such changes do not have a disproportionate effect on Newton or FTP, as applicable, taken as a whole, compared to other companies of similar size, and provided further that references to dollar amounts in this Agreement are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Change or Material Adverse Effect has occurred.

“Newton” has the meaning ascribed thereto in the recitals to this Agreement.

“Newton Common Shares” means the issued and outstanding common shares in the capital of Newton.

“Newton Information Circular” means the information circular of Newton with respect to the Newton Meeting.

“Newton Meeting” means the annual and special meeting of holders of Newton Common Shares to be held to approve, among other things, the Newton Meeting Matters.

“Newton Meeting Matters” means the following matters: (a) the election of the directors set out in Section 2.3(c); (b) the authorization to amend the articles of Newton to change its name to “Field Trip Health Ltd.” or such similar name as may be accepted by the relevant regulatory authorities and approved by the board of directors of Newton; (c) the authorization to amend the articles of Newton to effect the Consolidation; (d) the authorization to apply to de-list the Newton Common Shares from the facilities of the TSX Venture; (e) the adoption of certain amendments to the by-laws of Newton; and (f) such other special business as may be properly brought before the Newton Meeting or any postponement or adjournment thereof.

“Newton Options” means the issued and outstanding options of Newton currently exercisable into 595,621 Newton Common Shares.

“Newton Shareholders’ Approval” means the approval of the Newton Meeting Matters by the holders of Newton Common Shares.

“Newton Subco” has the meaning ascribed thereto in the recitals to this Agreement.

“Newton Subco Shares” means the issued and outstanding common shares in the capital of Newton Subco.

“Newton Termination Notice” has the meaning ascribed thereto in Section 5.4.

“Newton’s Knowledge” or “Knowledge of Newton” means the actual knowledge of Gino DeMichele, after having made due inquiry.

“NI 51 102” means National Instrument 51 102 – Continuous Disclosure Obligations.

“Permitted Issuance” has the meaning ascribed thereto in Section 3.3(f)(i).

“Person” shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity.

“Principals” means Joseph del Moral, Ronan Levy, Hannan Fleiman, Ryan Yermus and Mujeeb Jafferi.

“psilocin” means 3–2–(dimethylamino)ethyl–4–hydroxyindole and any salt thereof.

“psilocybin” means 3–2–(dimethylamino)ethyl–4–phosphoryloxyindole and any salt thereof.

“Regulation D” means Regulation D under the U.S. Securities Act.

“Receiving Party” has the meaning ascribed thereto in the definition of “Confidential Information”.

“Repayment Event” means any event or condition which gives the holder of any Debt Instrument (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a material portion of such indebtedness.

“Resulting Issuer” means Newton as it exists upon the Closing, to be known as “Field Trip Health Ltd.”, or such similar name as may be accepted by the relevant regulatory authorities and approved by the board of directors of Newton and FTP.

“Resulting Issuer Common Shares” means common shares of the Resulting Issuer including those issued upon the Amalgamation.

“Resulting Issuer Option In-The-Money Amount” in respect of a Resulting Issuer Option means the amount, if any, by which the total fair market value (determined immediately after the Amalgamation) of the Resulting Issuer Common Shares that a holder is entitled to acquire on exercise of the Resulting Issuer Option at and from the Amalgamation exceeds the amount payable to acquire such Resulting Issuer Common Shares.

“Resulting Issuer Options” means options of the Resulting Issuer, issued in exchange for FTP Options, to purchase Resulting Issuer Common Shares, all of which options are to be issued pursuant to Section 2.5(a) of this Agreement.

“Resulting Issuer Registrar and Transfer Agent” means Odyssey Trust Company or any other Person which may be appointed as registrar and transfer agent of the Resulting Issuer from time to time.

“Resulting Issuer Warrants” means warrants of the Resulting Issuer that provide the holder with the right to buy 299,753 Resulting Issuer Common Shares, all of which warrants are to be issued pursuant to Section 2.5(c) of this Agreement.

“Target Support Agreement” has the meaning ascribed thereto in Section 5.2(f).

“Tax Act” means the Income Tax Act (Canada) as from time to time amended or re-enacted and includes any regulations heretofore or hereafter made pursuant thereto.

“Taxes” means all taxes (including income tax, sales tax, value added tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, withholdings or any other similar charges and all liabilities with respect thereto, including any penalty and interest payable with respect thereto.

“Termination Date” means October 31, 2020 or such other date as the parties may agree upon in writing.

“TSX Venture” means the TSX Venture Exchange Inc.

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Person” means a U.S. person as defined in Rule 902(k) of Regulation S under the U.S. Securities Act.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.3	Number, etc.

Words importing the singular number shall include the plural and vice versa, words importing the use of any gender shall include all genders and words importing persons shall include firms and corporations and vice versa.

1.4	Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

References to “$” in this Agreement refer to lawful money of Canada, unless otherwise indicated.

1.6	Meanings

Words and phrases defined in the CBCA shall have the same meaning herein as in the CBCA, unless otherwise defined herein or the context otherwise requires. Unless otherwise specifically indicated or the context otherwise requires “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

Article 2
AMALGAMATION

2.1	Amalgamation

On or before the Closing Date, subject to the terms and conditions of this Agreement and receipt of necessary approvals, each of Newton, FTP and Newton Subco shall take all steps required of it to complete the Amalgamation and, without limitation, use commercially reasonable efforts to obtain the Newton Shareholders’ Approval and FTP Shareholders’ Approval, as applicable, and to apply for and obtain all consents, orders or approvals as are necessary or desirable for the implementation of the Amalgamation and the filing of the articles of amalgamation with the registrar pursuant to the CBCA.

2.2	Amalco

(a)	Name. The name of Amalco shall be “Field Trip Psychedelics Inc.”

(b)	Registered Office. The registered office of Amalco shall be situated at 100 King St W Suite 3400, Toronto, ON M5X 1A4.

(c)	Authorized Capital. Amalco shall be authorized to issue an unlimited number of Amalco Shares.

(d)	Restrictions on Share Transfer: The transfer of shares of Amalco shall not be subject to any restrictions.

(e)	Number of Directors. The minimum number of directors of Amalco shall be one and the maximum number of directors of Amalco shall be ten.

(f)	First Directors. The initial number of directors of Amalco shall be two. The first directors of Amalco shall be:

Name	Address

Ronan Levy	[*****]

Joseph Del Moral	[*****]

(g)	Officers. The officers of Amalco, until changed or added to by the board of directors of Amalco, shall be as follows:

Name	Office

Joseph Del Moral	Chief Executive Officer

(h)	First Auditors. The Auditors of Amalco shall be MNP LLP. The Auditors of Amalco shall hold office until the first annual meeting of shareholders of Amalco following the Amalgamation, or until their successor is appointed.

(i)	Fiscal Year. The fiscal year end of Amalco shall be March 31.

(j)	Restrictions on Business. There shall be no restrictions on the business that Amalco may carry on.

(k)	By-laws. The by-laws of Amalco shall be the current by-laws of FTP. A copy of such by-laws may be examined at the current address of FTP set out in Section 6.1 hereof.

2.3	Resulting Issuer

(a)	Name. The name of the Resulting Issuer shall be “Field Trip Health Ltd.”.

(b)	Registered Office. The registered office of the Resulting Issuer shall be situated at 4500 Bankers Hall East, 855 2 Street SW, Calgary, AB T2P 4K7.

(c)	First Directors. The number of first directors of the Resulting Issuer shall be seven. Subject to the receipt of all necessary approvals, the first directors of the Resulting Issuer shall be:

Name	Address

Joseph del Moral	[*****]
Ronan Levy	[*****]
Hannan Fleiman	[*****]
Mujeeb Jafferi	[*****]
Ryan Yermus	[*****]
Helen Boudreau	[*****]
Dieter Weinand	[*****]

The first directors shall hold office until the first annual meeting of the shareholders of the Resulting Issuer, or until their successors are duly appointed or elected.

(d)	Officers. The officers of the Resulting Issuer, until changed or added to by the board of directors of the Resulting Issuer, shall be as follows:

Name	Office

Joseph del Moral	Chief Executive Officer

Ronan Levy	Executive Chairman & Corporate Secretary

Hannan Fleiman	President of Healthcare Practice

Mujeeb Jafferi	President

Ryan Yermus	Chief Clinical Officer

Tyler Dyck	Interim Chief Financial Officer

(e)	First Auditors. The Auditors of the Resulting Issuer shall be MNP LLP. The Auditors of the Resulting Issuer shall hold office until the first annual meeting of shareholders of the Resulting Issuer following the Amalgamation or until their successor is appointed.

(f)	Fiscal Year. The fiscal year end of the Resulting Issuer shall be March 31.

2.4	Effect of Certificate of Amalgamation

Upon the issuance of the Certificate of Amalgamation:

(a)	the Amalgamation of FTP and Newton Subco and their continuation as one corporation becomes effective;

(b)	the property of each of FTP and Newton Subco shall continue to be the property of Amalco;

(c)	Amalco shall continue to be liable for the obligations of FTP and Newton Subco;

(d)	any existing cause of action, claim, or liability to prosecution against FTP or Newton Subco shall be unaffected;

(e)	a civil, criminal or administrative action or proceeding pending by or against FTP or Newton Subco may be continued to be prosecuted by or against Amalco;

(f)	a conviction against, or ruling, order or judgment in favour of or against, FTP or Newton Subco may be enforced by or against Amalco;

(g)	the articles of amalgamation are deemed to be the articles of incorporation of Amalco and the Certificate of Amalgamation is deemed to be the certificate of incorporation of Amalco;

(h)	Amalco shall be a wholly-owned subsidiary of Newton;

(i)	the stated capital in respect of the Amalco Shares will be equal to the aggregate of (i) the “paid-up capital” (as defined in the Tax Act) of the Newton Subco Shares immediately prior to Closing and (ii) the “paid-up capital” (as defined in the Tax Act) of the FTP Common Shares immediately prior to Closing; and

(j)	the Resulting Issuer shall add to the stated capital account maintained in respect of the Resulting Issuer Common Shares an amount equal to the “paid-up capital” (as defined in the Tax Act) of the FTP Common Shares as determined immediately prior to Closing.

2.5         Manner of Exchange of Issued Securities

Upon the terms and subject to the conditions set forth herein, at the time of the Amalgamation,

(a)	each FTP Common Share outstanding immediately prior to the Amalgamation (except for FTP Common Shares held by holders that have validly exercised their dissent rights in accordance with the CBCA in connection with the FTP Shareholders’ Approval) shall be cancelled and, in consideration therefor, the holder of such FTP Common Share shall receive one fully paid and non-assessable Resulting Issuer Common Share issued by Resulting Issuer;

(b)	each FTP Option outstanding immediately prior to the Amalgamation (whether vested or unvested) will be exchanged for one Resulting Issuer Option to acquire from the Resulting Issuer such number of Resulting Issuer Common Shares as is equal to: the number of FTP Common Shares that were issuable upon exercise of such FTP Option immediately prior to the Amalgamation at the exercise price per FTP Common Share at which such FTP Option was exercisable immediately prior to the Amalgamation. The terms of each Resulting Issuer Option shall be the same as the terms of the FTP Option exchanged therefor pursuant to the FTP Stock Option Plan and any agreement evidencing the grant thereof prior to the Amalgamation. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Resulting Issuer Option In-The-Money Amount in respect of a FTP Option would otherwise exceed the FTP Option In-The-Money Amount in respect of the Resulting Issuer Option, the number of Resulting Issuer Common Shares which may be acquired on exercise of the Resulting Issuer Option at and after the Amalgamation will be adjusted accordingly with effect at and from the Amalgamation to ensure that the Resulting Issuer Option In-The-Money Amount in respect of the Resulting Issuer Option does not exceed the FTP Option In-The-Money Amount in respect of the FTP Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged;

(c)	each outstanding FTP Warrant shall be exchanged for one Resulting Issuer Warrant;

(d)	each outstanding Newton Subco Share shall be cancelled and, in consideration therefor, Amalco shall issue one Amalco Share to the Resulting Issuer; and

(e)	as consideration for the issuance of the Resulting Issuer Common Shares in connection with the Amalgamation, Amalco shall issue to the Resulting Issuer one Amalco Share for each such Resulting Issuer Common Share so issued.

FTP Shares held by holders who have validly exercised their dissent rights in accordance with the CBCA in connection with the FTP Shareholders’ Approval will not be exchanged pursuant to this Section 2.5 and will be entitled to compensation in accordance with the CBCA. However, if any such dissenting holder fails to perfect or effectively withdraws its claim pursuant to applicable Laws, or forfeits its right to make a claim under applicable Laws, or if its rights as a shareholder of FTP are otherwise reinstated, the FTP Shares held by such holder shall thereupon be deemed to have been exchanged as of the Effective Time in accordance with this Section 2.5.

2.6         Certificates

At the Effective Time:

(a)	subject to Section 2.6(b): (i) the registered holders of FTP Shares shall cease to be holders of FTP Shares, and shall be deemed to be registered holders of the Resulting Issuer Common Shares to which they are entitled in accordance with Section 2.5 hereof, (ii) all certificates evidencing FTP Shares shall be null and void without further act or formality and (iii) on or after the Effective Time, subject to Section 2.8 hereof, the Resulting Issuer shall provide instructions to the Resulting Issuer Registrar and Transfer Agent to deliver such certificates or other evidence of ownership representing the number of Resulting Issuer Common Shares to which they are so entitled and/or register such Resulting Issuer Common Shares in book-entry only format in CDS’ name, provided that any holder of FTP Shares immediately prior to the Amalgamation that is outside of Canada will not be entitled to receive delivery of any Resulting Issuer Common Shares unless and until such holder provides any and all such representations, warranties, covenants or agreements as may be required by the Resulting Issuer, in its sole discretion, in order to establish the availability of an exemption from any registration requirements of the U.S. Securities Act and any applicable securities laws in connection with the distribution of the Resulting Issuer Common Shares to such holder; and

(b)	notwithstanding the foregoing, all certificates representing FTP Shares held by Persons who have validly exercised their dissent rights in accordance with the CBCA in connection with the FTP Shareholders’ Approval shall represent only the right to receive fair value of the FTP Shares formerly represented by such certificates in accordance with the CBCA.

2.7          Fractional Securities

No fractional securities of the Resulting Issuer will be issued. If a securityholder of FTP would otherwise be entitled to a fractional security upon the Amalgamation, the number of securities of the Resulting Issuer issued to such securityholder shall be rounded down to the next lesser whole number of such security, and such securityholder shall not receive or be entitled to any compensation or payment in lieu of such fractional security. In calculating such fractional interests, all securities of the Resulting Issuer, as the case may be, registered in the name of a Resulting Issuer securityholder or their nominee shall be aggregated.

2.8          U.S. Securities Law Restrictive Legend

(a)	The Resulting Issuer Common Shares issuable to holders of FTP Common Shares, as well as the Resulting Issuer Options issuable to holders of FTP Options and the Resulting Issuer Warrants issuable to holders of FTP Warrants who are in the United States or are U.S. Persons (i) have not been and will not be registered under the U.S. Securities Act or any state securities laws, (ii) are being or will be issued to such holders in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D and in reliance upon similar exemptions from applicable state securities laws, and (iii) the Resulting Issuer Common Shares, the Resulting Issuer Options and the Resulting Issuer Warrants are “restricted securities” and may not be offered or sold in the United States, nor may hedging transactions involving such securities be conducted, unless such securities are registered under the U.S. Securities Act and any applicable state securities law, an exemption from such registration is available or such registration is otherwise not required.

(b)	Notwithstanding anything to the contrary in this Agreement, no Resulting Issuer Common Shares, Resulting Issuer Options or Resulting Issuer Warrants shall be delivered to any person in the United States or to any U.S. Person if the Resulting Issuer determines, in its sole discretion, that doing so may result in any contravention of the U.S. Securities Act or any applicable state securities laws and the Resulting Issuer may instead, in the case of Resulting Issuer Common Shares, appoint an agent to sell the Resulting Issuer Common Shares of such person on behalf of that person and deliver an amount of cash representing the proceeds of the sale of such Resulting Issuer Common Shares, net of expenses of sale, or, in the cases of Resulting Issuer Options or Resulting Issuer Warrants, may deliver an amount of cash representing the fair market value of the Resulting Issuer Options or Resulting Warrants, as applicable.

(c)	The parties acknowledge and agree that, in addition to any other legends that may be affixed to the securities issued in connection with the Amalgamation, upon the original issuance of the Resulting Issuer Common Shares, the Resulting Issuer Options and the Resulting Issuer Warrants to persons in the United States or U.S. Persons who are holders of FTP Common Shares, FTP Options or FTP Warrants, as applicable, in connection with the Amalgamation, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing such securities and all certificates issued in exchange therefor or in substitution thereof, shall bear or be deemed to bear the following legend:

“THE SECURITIES REPRESENTED HEREBY [for Resulting Issuer Options and Resulting Issuer Warrants include: AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (i) RULE 144 OR (ii) RULE 144A THEREUNDER, IF AVAILABLE AND IN COMPLIANCE WITH STATE SECURITIES LAWS OR (D) WITHIN THE UNITED STATES PURSUANT TO ANY OTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, PROVIDED, IN THE CASE OF AN OFFER, SALE, ASSIGNMENT, PLEDGE, ENCUMBRANCE OR OTHER TRANSFER PURSUANT TO (C)(i) or (D), THE HOLDER SHALL HAVE PROVIDED TO THE CORPORATION AN OPINION OF COUNSEL TO THE EFFECT THAT THE PROPOSED TRANSFER MAY BE EFFECTED WITHOUT REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, WHICH OPINION AND COUNSEL MUST BE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA OR ELSEWHERE.

[for Resulting Issuer Options and Resulting Issuer Warrants, add: “THESE SECURITIES MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES UNLESS THESE SECURITIES AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.”]

Article 3
COVENANTS

3.1         Covenants of Newton

Newton covenants and agrees with FTP from the date of execution hereof to and including the Closing:

(a)	not to, directly or indirectly, solicit, initiate, knowingly encourage, co-operate with or facilitate (including by way of furnishing any non-public information or entering into any form of agreement, arrangement or understanding) the submission, initiation or continuation of any oral or written inquiries or proposals or expressions of interest regarding, constituting or that may reasonably be expected to lead to any activity, arrangement or transaction, or propose any activities or solicitations, in opposition to or in competition with the Amalgamation, and without limiting the generality of the foregoing, not to induce or attempt to induce any other Person to initiate any shareholder proposal or “takeover bid”, exempt or otherwise, within the meaning of the Act for securities or assets of Newton, nor to undertake or enter into any transaction or negotiate any transaction which would be or potentially could be in conflict with the Amalgamation, including, without limitation, allowing access to any third party (other than FTP’s representatives) to conduct due diligence, nor to permit any of its officers or directors to authorize such access except as required by statutory or fiduciary obligations or in respect of which the Newton board of directors determines in its good faith judgement, after receiving advice from its legal advisors, that failure to recommend such alternative transaction to its shareholders would reasonably be expected to be a breach of its fiduciary duties under applicable Laws. In the event Newton or any of its affiliates or associates, including any of their respective officers or directors, receives any form of offer or inquiry in respect of the foregoing, Newton shall forthwith (in any event within one Business Day following receipt) notify FTP of such offer or inquiry and provide FTP with such details in respect thereof that Newton has as FTP may request;

(b)	to co-operate with FTP and to use all commercially reasonable efforts to assist FTP in its efforts to complete the Amalgamation, including the negotiation, execution and delivery of any other agreements that are customary, appropriate, and/or required to complete the Amalgamation, unless such co-operation and/or efforts would subject Newton to liability or would be in breach of applicable statutory or regulatory requirements;

(c)	not to conduct any active business operations; and

(d)	not to, without FTP’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed):

(i)	issue any debt, equity or other securities, except in connection with the issuance of Newton Common Shares (or securities to acquire Newton Common Shares) pursuant to the Amalgamation or pursuant to the exercise of any securities exercisable to acquire Newton Common Shares outstanding as of the date hereof;

(ii)	borrow money or incur any Indebtedness for money borrowed;

(iii)	make any loans, advances or other payments other than payment of professional fees or expenses in connection with or ancillary to the Amalgamation or in the ordinary course;

(iv)	declare or pay any dividends or distribute any properties or assets of Newton to shareholders or otherwise dispose of any such properties or assets;

(v)	alter or amend the articles or by-laws of Newton in any manner which may adversely affect the success of the Amalgamation, except as required to give effect to the matters contemplated herein, including the Consolidation and other applicable Newton Meeting Matters; or

(vi)	except as otherwise permitted or contemplated herein, enter into any transaction or material Contract which is not in the ordinary course of business or engage in any business enterprise or activity materially different from that carried on by Newton as at the date hereof.

3.2         Further Covenants of Newton

Newton covenants and agrees with FTP that Newton will from the date of execution hereof to and including the Closing:

(a)	use all commercially reasonable efforts to obtain all necessary consents, assignments or waivers from third parties and amendments or terminations to any instrument or agreement, to provide all notices required in connection with the Amalgamation, and to take such other measures as may be necessary to fulfil its obligations under and to carry out the transactions contemplated by this Agreement;

(b)	circulate to its shareholders materials required in connection with the Newton Meeting in accordance with its constating documents and applicable Laws as soon as reasonably practicable and use its commercially reasonable efforts to hold the Newton Meeting by September 30, 2020;

(c)	make all necessary filings and applications under applicable Laws required on the part of it in connection with the transactions contemplated herein, and take all reasonable action necessary to be in compliance with such Laws;

(d)	use all commercially reasonable efforts to conduct its affairs so that Newton’s representations and warranties contained herein shall be true and correct on and as of the Closing as if made on the Closing, except to the extent that such representations and warranties require modification to give effect to the transactions contemplated herein;

(e)	promptly notify FTP of any legal or governmental action, suit, judgment, investigation, injunction, complaint, motion, regulatory investigation, regulatory proceeding or similar proceeding by any Person, Governmental Entity or other regulatory body, whether actual or threatened, with respect to the Amalgamation or which could otherwise reasonably be expected to delay or impede the transactions contemplated hereby or result in a Material Adverse Effect;

(f)	notify FTP promptly upon becoming aware that any of the representations and warranties of Newton contained herein are no longer true and correct in any material respect;

(g)	promptly upon receipt of any written audit inquiry, assessment, reassessment, confirmation or variation of an assessment, indication that an assessment is being considered, request for filing of a waiver or extension of time or any other notice in writing relating to Taxes (an “Assessment”) relating to Newton or any affiliate thereof, deliver to FTP a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of Newton or such affiliate on the assumption that such Assessment is valid and binding;

(h)	use all commercially reasonable efforts to cause each of the conditions precedent set forth in Section 5.1 hereof to be complied with;

(i)	advise FTP if there are any circumstances, individually or in the aggregate, that could reasonably be expected to materially and adversely affect the transactions contemplated by this Agreement or that could result in a Material Adverse Effect; and

(j)	subject to the satisfaction of the conditions precedent in Section 5.2 hereof, cause Newton Subco, together with FTP, to file with the registrar under the CBCA the articles of amalgamation and such other documents as may be required to give effect to the Amalgamation on or before the Termination Date.

3.3         Covenants of FTP

FTP covenants and agrees with Newton from the date of execution hereof to and including the Closing:

(a)	not to, directly or indirectly, solicit, initiate, knowingly encourage, co-operate with or facilitate (including by way of furnishing any non-public information or entering into any form of agreement, arrangement or understanding) the submission, initiation or continuation of any oral or written inquiries or proposals or expressions of interest regarding, constituting or that may reasonably be expected to lead to any activity, arrangement or transaction, or propose any activities or solicitations, in opposition to or in competition with the Amalgamation, and without limiting the generality of the foregoing, not to induce or attempt to induce any other Person to initiate any shareholder proposal or “takeover bid”, exempt or otherwise, within the meaning of the Act, for securities or assets of FTP, nor to undertake or enter into any transaction or negotiate any transaction which would be or potentially could be in conflict with the Amalgamation, including, without limitation, allowing access to any third party (other than Newton’s representatives) to conduct due diligence, nor to permit any of its officers or directors to authorize such access except as required by statutory or fiduciary obligations or in respect of which the FTP board of directors determines in its good faith judgement, after receiving advice from its legal advisors, that failure to recommend such alternative transaction to its shareholders would reasonably be expected to be a breach of its fiduciary duties under applicable Laws. In the event FTP or any of its affiliates or associates, including any of their respective officers or directors, receives any form of offer or inquiry in respect of the foregoing, FTP shall forthwith (in any event within one Business Day following receipt) notify Newton of such offer or inquiry and provide Newton with such details in respect thereof that FTP has as Newton may request;

(b)	to co-operate with Newton and to use all reasonable commercial efforts to assist Newton in its efforts to complete the Amalgamation, including the negotiation, execution and delivery of any other agreements that are customary, appropriate, and/or required to complete the Amalgamation, unless such co-operation and efforts would subject FTP to liability or would be in breach of applicable statutory or regulatory requirements;

(c)	to operate its business in a prudent and business-like manner in the ordinary course and in a manner consistent with past practice;

(d)	to use its commercially reasonable efforts to prepare the FTP Financial Statements to satisfy the financial statement requirements prescribed by the CSE and applicable securities legislation;

(e)	to not issue any FTP B Shares or FTP C Shares or securities convertible or exchangeable for such classes of shares; and

(f)	not to, without Newton’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed):

(i)	issue any debt, equity or other securities, except indebtedness and securities issued by FTP in connection with (1) the conversion of the FTP Warrants; (2) the grant or exercise of FTP Options under the FTP Stock Option Plan, in the ordinary course; (3) the issuance of up to 1,983,276 FTP Common Shares in a second tranche of and on the same terms as the FT Private Placement; and (4) the issuance of 1,200,000 FTP Common Shares under the share purchase agreement dated June 3, 2020 among Darwin Inc., FTP and Field Trip Natural Products Limited (each a “Permitted Issuance”);

(ii)	borrow money or incur any Indebtedness for money borrowed;

(iii)	make loans or advances, excluding loans or advances to the FTP Subsidiaries or salaries and bonuses at current rates and routine advances to employees of FTP for expenses incurred in the ordinary course;

(iv)	declare or pay any dividends or distribute any properties or assets of FTP to shareholders or otherwise dispose of any of such properties or assets;

(v)	alter or amend the articles or by-laws of FTP in any manner which may adversely affect the success of the Amalgamation, except as required to give effect to the matters contemplated herein;

(vi)	except as otherwise permitted or contemplated herein, enter into any transaction which is not in the ordinary course of business or engage in any business enterprise or activity materially different from that carried on by FTP as at the date hereof;

(vii)	except as otherwise permitted or contemplated herein, enter into any transaction or material contract which is not in the ordinary course of business or engage in any business enterprise or activity materially different from that carried on by FTP as of the date hereof; or

(viii)	make capital expenditures out of the ordinary course of business except as may be reasonably required in connection with facilities and leasehold improvements.

3.4         Further Covenants of FTP

FTP covenants and agrees with Newton that it will from the date of execution hereof to and including the Closing:

(a)	use all commercially reasonable efforts to obtain all necessary consents, assignments or waivers from third parties and amendments or terminations to any instrument or agreement, to provide all notices required in connection with the Amalgamation and take such other measures as may be necessary to fulfil its obligations under and to carry out the transactions contemplated by this Agreement;

(b)	use its commercially reasonable efforts to obtain the FTP Shareholders’ Approval by September 30, 2020;

(c)	promptly advise Newton of any written notice of dissent or purported exercise by any FTP shareholder of dissent rights under applicable Laws received by FTP in relation to the Amalgamation and any withdrawal of dissent rights received by FTP and, subject to applicable Laws, any written communications sent by or on behalf of FTP to any FTP shareholder exercising or purporting to exercise dissent rights in relation to the Amalgamation;

(d)	make necessary filings and applications under applicable Laws required on the part of FTP in connection with the transactions contemplated herein, and take all reasonable action necessary to be in compliance with such Laws;

(e)	use all commercially reasonable efforts to conduct its affairs so that FTP’s representations and warranties contained herein shall be true and correct on and as of the Closing as if made on the Closing, except to the extent that such representations and warranties require modification to give effect to the transactions contemplated herein;

(f)	promptly notify Newton of any legal or governmental actions, suits, judgments, investigations, injunction, complaint, motion, regulatory investigation, regulatory proceeding or similar proceeding by any Person, Governmental Entity or other regulatory body, whether actual or threatened, with respect to the Amalgamation or which could otherwise delay or impede the transactions contemplated hereby or result in a Material Adverse Effect;

(g)	notify Newton promptly upon becoming aware that any of the representations and warranties of FTP contained herein are no longer true and correct in any material respect;

(h)	promptly upon receipt of any Assessment relating to FTP or any affiliate thereof, deliver to Newton a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of FTP or such affiliate on the assumption that such Assessment is valid and binding;

(i)	use all commercially reasonable efforts to cause each of the conditions precedent set forth in Section 5.2 hereof to be complied with;

(j)	advise Newton if there are any circumstances, individually or in the aggregate, that may materially and adversely affect the transactions contemplated by this Agreement or that could result in a Material Adverse Effect; and

(k)	subject to the satisfaction of the conditions precedent in Section 5.1 hereof, file, together with Newton Subco, with the registrar under the CBCA the articles of amalgamation and such other documents as may be required to give effect to the Amalgamation on or before the Termination Date.

3.5         Listing Statement

(a)	Each party shall furnish to the other parties all such information as may be reasonably required by a party in the preparation of the Listing Statement and the Newton Information Circular and other documents related thereto, and the party supplying such information shall ensure that it does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make any information so furnished not misleading in light of the circumstances in which it is disclosed.

(b)	Each party shall indemnify and save harmless the other parties and their respective directors, officers, employees, agents, advisors and representatives from and against any and all respective liabilities, claims, demands, losses, costs, damages and expenses to which a party or their respective directors, officers, employees, agents, advisors or representatives may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation in any information included in the Listing Statement or Newton Information Circular that is provided by a party for inclusion therein; and

(ii)	any order made, or any inquiry, investigation or proceeding by any securities regulatory authority or other Governmental Entity, to the extent based on any misrepresentation or any alleged misrepresentation in any information related to a party and provided for inclusion in the Listing Statement or Newton Information Circular.

(c)	Each party shall promptly notify the other parties if, at any time before the Closing, a party becomes aware that the Listing Statement or Newton Information Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Listing Statement or Newton Information Circular and the parties shall co-operate in the preparation of any amendment or supplement as required or as appropriate.

Article 4
REPRESENTATIONS AND WARRANTIES

4.1         Representations and Warranties of Newton

Newton represents and warrants to and in favour of FTP as follows, and acknowledges that FTP is relying upon such representations and warranties in connection with the completion of the transactions contemplated herein:

(a)	Other than as disclosed to FTP, Newton (i) is a corporation existing under the laws of Alberta and is and will at Closing be current and up-to-date with all material filings required to be made and in good standing under the Business Corporations Act (Alberta), and (ii) has, and at the Closing will have, all requisite corporate power and authority to enter into and carry out its obligations under this Agreement.

(b)	Newton Subco (i) is a corporation existing under the laws of Canada and is and will at Closing be current and up-to-date with all material filings required to be made and in good standing under the CBCA, and (ii) has, and at the Closing will have, all requisite corporate power and authority to enter into and carry out its obligations under this Agreement.

(c)	Other than Newton Subco, Newton has no subsidiaries.

(d)	The authorized and issued share capital of Newton consists of an unlimited number of Newton Common Shares and an unlimited number of preferred shares, of which 6,361,047 Newton Common Shares and nil preferred shares were issued and outstanding as at the date of this Agreement, on a pre-Consolidation basis. Newton is not party to any agreement, nor is Newton aware of any agreement, which in any manner affects the voting control of any securities of Newton.

(e)	The authorized and issued share capital of Newton Subco consists of an unlimited number of common shares, of which one common share was issued and outstanding as at the close of business on the date hereof.

(f)	No act or proceeding has been taken by or against Newton or Newton Subco in connection with their liquidation, winding-up or bankruptcy, nor, to Newton’s Knowledge, is any such act or proceeding pending.

(g)	As of the date hereof, other than the Newton Options, no person has any existing right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of Newton or any other agreement or option, for the issue or allotment of any unissued shares of Newton or any other security convertible into or exchangeable for any such shares or to require Newton to purchase, redeem or otherwise acquire any of the issued and outstanding shares of Newton.

(h)	Each of the execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been authorized by all necessary corporate action of Newton and Newton Subco and upon the execution and delivery hereof, this Agreement shall constitute a valid and binding obligation of Newton and Newton Subco, enforceable against Newton and Newton Subco in accordance with its terms, provided that enforcement thereof may be limited by laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction and that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable.

(i)	The execution and delivery of this Agreement by Newton, the performance by Newton of its obligations hereunder and the consummation of the transactions contemplated hereby, do not and will not require the consent, approval, authorization, registration or qualification of or with any Governmental Entity, stock exchange or other third party (including under the terms of any Debt Instrument or material Contract) as applicable other than (i) the Newton Shareholders’ Approval; (ii) the approval of the Amalgamation and the listing of the Resulting Issuer Common Shares by the CSE; (iii) the delisting of the Newton Common Shares from the TSX Venture; (iv) the filing of Articles of Amendment to effect the applicable Newton Meeting Matters; (v) the filing of the articles of amalgamation under the CBCA and the issuance of a certificate in respect thereof; (vi) such filings and other actions required under applicable Securities Laws as are contemplated by this Agreement and registrations and applications required as a result of the formation of a new corporation on the Amalgamation; and (vii) any filings with the registrar under the CBCA.

(j)	The audited financial statements of Newton as at and for the years ended December 31, 2018 and 2019 including the notes thereto and interim financial statements of Newton as at and for the three months ended March 31, 2020 have been prepared in accordance with IFRS and present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise as required by IFRS) of Newton as at such dates and the results of its operations and its cash flows for the period then ended and contain and reflect adequate provisions for all reasonably anticipated liabilities, expenses and losses of Newton in accordance with IFRS and there has been no change in accounting policies or practices of Newton since December 31, 2019.

(k)	Neither Newton nor Newton Subco has any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, other than liabilities, obligations, or indebtedness or commitments: (i) incurred in the normal course of business; or (ii) which would not, individually or in the aggregate, have a Material Adverse Effect.

(l)	Newton’s current auditors are independent with respect to Newton within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” (within the meaning of NI 51-102) with the current auditors of Newton.

(m)	Except for the transactions contemplated by this Agreement, neither Newton nor Newton Subco has approved, entered into any agreement in respect of, or has any knowledge, as the case may be, of:

(i)	the sale, transfer or other disposition of any of the assets of Newton or any interest therein currently owned, directly or indirectly, by Newton or Newton Subco whether by asset sale, transfer of shares, or otherwise;

(ii)	a transaction which would result in the change of control by sale or transfer of Newton Common Shares or sale of all or substantially all of the assets of Newton or Newton Subco; or

(iii)	a proposed or planned disposition of Newton Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Newton Common Shares.

(n)	To Newton’s Knowledge, Newton is currently in compliance, in all material respects, with all Environmental Laws, and there are no pending or, to the Knowledge of Newton, any threatened, administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws. To Newton’s Knowledge, there are no permits required under Environmental Laws for the conduct of Newton’s business. The operations of Newton are currently being conducted, and to the Knowledge of Newton have been conducted, in all material respects in accordance with all applicable workers’ compensation and health and safety and workplace laws, regulations and policies.

(o)	There has been no material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise) business, condition (financial or otherwise), properties, capital or results of operations of Newton or Newton Subco since March 31, 2020 or July 24, 2020, respectively, and (ii) there have been no transactions entered into by Newton or Newton Subco, other than those in the ordinary course of business, which are material with respect to Newton and Newton Subco since March 31, 2020 or July 24, 2020 respectively.

(p)	There is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity, domestic or foreign, now pending or, to the Knowledge of Newton, threatened against or affecting Newton or Newton Subco which would have a Material Adverse Effect, or would materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by Newton of its obligations hereunder.

(q)	Neither Newton nor Newton Subco is in material violation, default or breach of, and the execution, delivery and performance of this Agreement and the consummation of the transactions and compliance by Newton and Newton Subco with its obligations hereunder do not and will not, whether with or without the giving of notice or passage of time or both, result in a material violation, default or breach of, or conflict with, or result in a Repayment Event or the creation or imposition of any Lien upon any property or assets of Newton or Newton Subco under the terms or provisions of (i) any Newton material Contract or Debt Instruments, (ii) the articles or by-laws or other constating documents or resolutions of the directors or shareholders of Newton or Newton Subco, (iii) to the Knowledge of Newton, any existing applicable Laws, including applicable securities laws, or (iv) to the Knowledge of Newton, any judgment, order, writ or decree of any Governmental Entity.

(r)	All tax returns, reports, elections, remittances and payments of Newton and Newton Subco required by applicable Law to have been filed or made in any applicable jurisdiction, have been filed or made (as the case may be) and are true, complete and correct except where the failure to make such filing, election, or remittance and payment would not constitute a Material Adverse Effect on Newton taken as a whole, and all Taxes of Newton and of Newton Subco have been paid or accrued (except as any extension may have been requested or granted and in any case in which the failure to file, pay or accrue such Taxes would not result in a Material Adverse Effect). To the Knowledge of Newton, there are no examinations of any tax return of Newton or Newton Subco currently in progress and there are no disputes outstanding with any Governmental Entity respecting any Taxes that have been paid, or may be payable, by Newton or the Newton Subco.

(s)	Neither Newton, Newton Subco nor to the Knowledge of Newton, any director, officer, employee, consultant, representative or agent of the forgoing, has (i) violated any anti-bribery or anti-corruption laws applicable to Newton and Newton Subco, including Canada’s Corruption of Foreign Public Officials Act, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (A) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Entity; or assisting any representative of Newton or Newton Subco in obtaining or retaining business for or with, or directing business to, any person; or (B) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither Newton, Newton Subco nor to the Knowledge of Newton, any director, officer, employee, consultant, representative or agent of foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded Newton, Newton Subco, or any director, officer, employee, consultant, representative or agent of Newton violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Entity responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.

(t)	Other than the Amalgamation, no proposed acquisition by or of Newton or Newton Subco has progressed to a state where a reasonable person would believe that the likelihood of Newton or Newton Subco completing the acquisition or being acquired is high.

(u)	Neither Newton nor Newton Subco has made any material loans to or guaranteed the material obligations of any person since March 31, 2020.

(v)	The minute books and records of Newton and Newton Subco made available to counsel for FTP in connection with their due diligence investigation of Newton for the periods requested to the date hereof are all of the minute books and material records of Newton and Newton Subco and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of Newton and Newton Subco, as the case may be, to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of Newton and Newton Subco to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to FTP or which are not material in the context of Newton and Newton Subco.

(w)	During the previous 12 months, Newton has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of the Newton Common Shares or securities or agreed to do any of the foregoing. There are no restrictions upon the declaration or payment of dividends by the directors of Newton or the payment of dividends by Newton in the constating documents or in any material Contract or Debt Instruments.

(x)	The operations of Newton and Newton Subco (or any related party thereof) is and has been conducted at all times in material compliance with the Proceeds of Crime (Money Laundering) and Terrorist Financing Act, all applicable financial recordkeeping and reporting requirements, the applicable anti-money laundering statutes of jurisdictions where Newton and Newton Subco (or any related party thereof) conduct business, the rules and regulations thereunder and any related or similar rules or regulations, issued, administered or enforced by any governmental agency applicable to Newton and Newton Subco (or any related party thereof) (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving Newton and Newton Subco (or any related party thereof) with respect to the Anti-Money Laundering Laws is, to the Knowledge of Newton, pending or threatened.

4.2         Representations and Warranties of FTP

FTP represents and warrants to and in favour of Newton and Newton Subco as follows, and acknowledges that Newton and Newton Subco are relying upon such representations and warranties in connection with the completion of the transactions contemplated herein:

(a)	FTP (i) is a corporation existing under the laws of Canada and is and will at Closing be current and up to date with all material filings required to be made and in good standing under the CBCA, (ii) has all requisite corporate power and capacity to own, lease and operate its properties and assets, including the FTP Business Assets, and to conduct the FTP Business as now carried on by it, and (iii) has, and at the Closing will have, all requisite corporate power and authority to enter into and carry out its obligations under this Agreement.

(b)	FTP’s only subsidiaries are the FTP Subsidiaries. Each of the FTP Subsidiaries is formed, organized and existing under the laws of the applicable jurisdiction, is current and up to date with all material filings required to be made and has all requisite corporate power and capacity to own, lease and operate its properties and assets, including its business assets, and to conduct its business as is now carried on by it, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required in all material respects. All of the issued and outstanding shares in the capital of the FTP Subsidiaries have been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by FTP. All of the issued and outstanding shares in the capital of the FTP Subsidiaries owned by FTP are owned free and clear of any Liens, and none of the outstanding securities of the FTP Subsidiaries were issued in violation of the pre emptive or similar rights of any security holder of the FTP Subsidiaries. There exist no options, warrants, purchase rights, or other contracts or commitments that could require FTP to sell, transfer or otherwise dispose of any securities of the FTP Subsidiaries.

(c)	No act or proceeding has been taken by or against FTP or the FTP Subsidiaries in connection with their liquidation, winding up or bankruptcy, or, to FTP’s Knowledge, is pending.

(d)	The authorized and issued share capital of FTP consists of an unlimited number of FTP Common Shares, an unlimited number of FTP B Shares and an unlimited number of FTP C Shares, of which 35,590,954 FTP Common Shares, nil FTP B Shares and nil FTP C Shares are issued and outstanding as at the date hereof. Other than the FTP Shareholders Agreement, neither FTP nor the FTP Subsidiaries are party to any agreement, nor is FTP aware of any agreement, which in any manner affects the voting control of any securities of FTP or the FTP Subsidiaries. All of the issued and outstanding shares in the capital of FTP have been duly authorized and validly issued, are fully paid and are owned free and clear of any Liens. None of the outstanding securities of FTP were issued in violation of any applicable Law or the pre-emptive or similar rights of any security holder of FTP. Other than the FTP Shareholders Agreement, there exist no options, warrants, purchase rights, or other contracts or commitments that could require the shareholders of FTP to sell, transfer or otherwise dispose of any securities of FTP.

(e)	The authorized and issued share capital of the FTP Subsidiaries as set forth in Schedule A hereto is true and correct.

(f)	Odyssey Trust Company at its principal office in Calgary, Alberta has been duly appointed as transfer agent and registrar for the FTP Common Shares.

(g)	As of the date hereof, except for the rights set out in Section 4.4 of the FTP Shareholders Agreement, no person has any existing right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of FTP or any other agreement or option, for the issue or allotment of any unissued shares of FTP or any other security convertible into or exchangeable for any such shares or to require FTP to purchase, redeem or otherwise acquire any of the issued and outstanding shares of FTP, other than pursuant to outstanding FTP Options, FTP Warrants and the share purchase agreement among FTP, Field Trip Natural Products Limited and Darwin Inc. dated June 3, 2020.

(h)	Each of the execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been authorized by all necessary corporate action of FTP and upon the execution and delivery hereof, this Agreement shall constitute a valid and binding obligation of FTP, enforceable against FTP in accordance with its terms, provided that enforcement thereof may be limited by laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction and that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable.

(i)	The execution and delivery of this Agreement by FTP, the performance by FTP of its obligations hereunder and the consummation of the transactions contemplated hereby, do not and will not require any Authorization of or registration or qualification of or with any Governmental Entity, stock exchange or other third party (including under the terms of any Debt Instrument or material Contract), except: (i) those which may be required and shall be obtained prior to the Closing under applicable securities laws, and (ii) such customary post closing notices or filings required to be submitted within the applicable time frame pursuant to applicable securities laws, as may be required in connection with the Amalgamation.

(j)	The FTP Financial Statements:

(i)	present fairly, in all material respects, the financial position of FTP on a consolidated basis and the statements of operations, retained earnings, cash flow from operations and changes in financial information of FTP on a consolidated basis for the periods specified in such FTP Financial Statements;

(ii)	have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods involved; and

(iii)	do not contain any misrepresentations, with respect to the period covered by the Financial Statements.

(k)	The FTP Presentation:

(i)	(A) does not as of the date of this Agreement contain any misrepresentation; (B) disclosed all relevant material assumptions; and (C) to the extent the Presentation contained any estimates of the prospects of the FTP Business, such estimates were reasonable;

(ii)	complies in all material respects with applicable securities laws; and

(iii)	contains forward looking information that reflects the currently available estimates and good faith judgments of the management of FTP as to the matters covered thereby and FTP has a reasonable basis for disclosing any forward-looking information contained in the FTP Presentation, subject to the risk factors and disclaimers set forth in the FTP Presentation, and is not, as of the date hereof, required to update any such forward looking information pursuant to NI 51-102.

(l)	There are no off balance sheet transactions, arrangements, obligations or liabilities of FTP or the FTP Subsidiaries, whether direct, indirect, absolute, contingent or otherwise.

(m)	There has been no change in accounting policies or practices of FTP or the FTP Subsidiaries other than as disclosed in the FTP Financial Statements

(n)	Neither FTP nor the FTP Subsidiaries have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed in the FTP Financial Statements, other than liabilities, obligations, or indebtedness or commitments: (i) incurred in the normal course of business; or (ii) which would not, individually or in the aggregate, have a Material Adverse Effect.

(o)	FTP’s current auditors are independent with respect to FTP within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” (within the meaning of NI 51 102) with the current auditors of FTP.

(p)	FTP maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to monies and investments is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(q)	Except for the transactions contemplated by this Agreement, neither FTP nor any of the FTP Subsidiaries has approved, has entered into any agreement in respect of, or has any knowledge, as the case may be, of:

(i)	the sale, transfer or other disposition of any FTP Business Assets or any interest therein currently owned, directly or indirectly, by FTP or any FTP Subsidiaries whether by asset sale, transfer of shares, or otherwise;

(ii)	a transaction which would result in the change of control (by sale or transfer of FTP Common Shares or sale of all or substantially all of the Business Assets) of FTP or any of the FTP Subsidiaries; or

(iii)	a proposed or planned disposition of FTP Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding FTP Common Shares.

(r)	FTP and the FTP Subsidiaries have good, valid and marketable title to and have all necessary rights in respect of all of the FTP Business Assets as owned, leased, licensed, loaned, operated or used by them or over which they have rights, free and clear of Liens and, except as set out in the FTP Presentation, no other rights or FTP Business Assets are necessary for the conduct of the FTP Business as currently conducted. FTP knows of no claim or basis for any claim that would reasonably be likely to result in a Material Adverse Effect on the rights of FTP or the FTP Subsidiaries to use, transfer, lease, licence, operate, sell or otherwise exploit such FTP Business Assets and neither FTP nor any of the FTP Subsidiaries has any obligation to pay any commission, licence fee or similar payment to any person in respect thereof and there are no outstanding rights of first refusal or other pre emptive rights of purchase which entitle any person to acquire any of the rights, title or interests in such FTP Business Assets.

(s)	All research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted or contemplated by FTP and the FTP Subsidiaries in connection with the FTP Business are being or will be conducted in compliance, in all material respects, with all applicable Laws industry, laboratory safety, management and training standards in the jurisdiction where such activities take place which are applicable to the FTP Business and all such processes, procedures and practices required in connection with such activities are or will be in place as necessary at the applicable time, and are or will be being complied with in all material respects.

(t)	All agreements with third parties in connection with the FTP Business have been entered into and are being performed by FTP and the FTP Subsidiaries and, to the Knowledge of FTP, by all other third parties thereto, in compliance with their terms in all material respects. FTP has provided Newton, or its counsel, with copies of or access to a virtual data room which contains copies of all of the FTP Material Agreements as of the date hereof. There exists no actual or, to the Knowledge of FTP, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the business relationship of FTP or the FTP Subsidiaries, with any supplier or customer, or any group of suppliers or customers whose business with or whose purchases or inventories/components provided to the FTP Business are, individually or in the aggregate, material to the assets, FTP Business, properties, operations or financial condition of FTP or the FTP Subsidiaries, or any FTP Material Agreements.

(u)	Each of FTP and the FTP Subsidiaries has complied, in all material respects, with all applicable privacy and consumer protection legislation and neither FTP nor the FTP Subsidiaries has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws, whether collected directly or from third parties, in an unlawful manner.

(v)	FTP and the FTP Subsidiaries, as applicable, own or possess the right to use all material Intellectual Property Rights necessary for the conduct of the FTP Business, and FTP is not aware of any bona fide claim to the contrary or any challenge by any other person to the rights of FTP and the FTP Subsidiaries with respect to the foregoing. To the Knowledge of FTP, the FTP Business, including that of the FTP Subsidiaries, as now conducted does not infringe any Intellectual Property Rights of any person. FTP has not received notice of any bona fide claim made against FTP or the FTP Subsidiaries alleging the infringement by FTP or the FTP Subsidiaries of any Intellectual Property Rights of any person.

(w)	To FTP’s Knowledge, each of FTP and the FTP Subsidiaries is currently in compliance, in all material respects, with all Environmental Laws, and there are no pending or, to the Knowledge of FTP, any threatened, administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non compliance or violation, investigation or proceedings relating to any Environmental Laws. Neither FTP nor the FTP Subsidiaries have ever received any notice of any non-compliance in respect of Environmental Laws, there are no events or circumstances that might reasonably be expected to form the basis of an order for clean up or remediation under Environmental Laws or relating to any Hazardous Materials, and there are no permits required under Environmental Laws for the conduct of the FTP Business. The facilities and operations of FTP and the FTP Subsidiaries are currently being conducted, and to the Knowledge of FTP have been conducted, in all material respects in accordance with all applicable workers’ compensation and health and safety and workplace laws, regulations and policies.

(x)	FTP and the FTP Subsidiaries maintain in good standing insurance, or where insurance has not yet been obtained, shall use commercially reasonable efforts to obtain and maintain insurance, by insurers of recognized financial responsibility, against such losses, risks and damages to the FTP Business Assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses. Each of FTP and the FTP Subsidiaries has complied with the terms of such policies and instruments in all material respects and there are no material claims by FTP or the FTP Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. FTP has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue the FTP Business at a cost that would not have a Material Adverse Effect, and neither FTP nor the FTP Subsidiaries have failed to promptly give any notice of any material claim thereunder.

(y)	Each FTP Material Agreement and Debt Instrument is valid, subsisting, in good standing in all material respects and in full force and effect, enforceable in accordance with the terms thereof, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally, and subject to other standard assumptions and qualifications, including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in such agreements may be limited by applicable Law. FTP and the FTP Subsidiaries have, in all material respects, performed all obligations in a timely manner under, and are in compliance, in all material respects, with all terms and conditions (including any financial covenants) contained in, each FTP Material Agreement and Debt Instrument.

(z)	Since March 31, 2020 (i) there has been no material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise) business, condition (financial or otherwise), properties, capital or results of operations of FTP and the FTP Subsidiaries considered as one enterprise, and (ii) there have been no transactions entered into by FTP or the FTP Subsidiaries, other than those in the ordinary course of business, which are material with respect to FTP and the FTP Subsidiaries considered as one enterprise.

(aa)	There is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity, domestic or foreign, now pending or, to the Knowledge of FTP, threatened against or affecting FTP, any of the FTP Subsidiaries or the FTP Business Assets (including in respect of any product liability claims) which would have a Material Adverse Effect, or would materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by FTP of its obligations hereunder. The aggregate of all pending legal or governmental proceedings to which FTP or the FTP Subsidiaries is a party or of which any of their respective property or assets is subject would not reasonably be expected to result in a Material Adverse Effect.

(bb)	Neither FTP nor any of the FTP Subsidiaries is in material violation, default or breach of, and the execution, delivery and performance of this Agreement and the consummation of the transactions and compliance by FTP with its obligations hereunder do not and will not, whether with or without the giving of notice or passage of time or both, result in a material violation, default or breach of, or conflict with, or result in a Repayment Event or the creation or imposition of any Lien upon any property or assets of FTP, including the FTP Business Assets, or the FTP Subsidiaries under the terms or provisions of (i) any Contract or Debt Instruments, (ii) the articles or by laws or other constating documents or resolutions of the directors or shareholders of FTP or the FTP Subsidiaries, (iii) to the Knowledge of FTP, any existing applicable Law, including applicable securities laws, or (iv) to the Knowledge of FTP, any judgment, order, writ or decree of any Governmental Entity.

(cc)	No material work stoppage, strike, lock out, labour disruption, dispute, grievance, arbitration, proceeding or other conflict with the employees of FTP or the FTP Subsidiaries currently exists or, to the Knowledge of FTP, is imminent or pending and FTP and the FTP Subsidiaries are in material compliance with all applicable Law respecting employment and employment practices, terms and conditions of employment and wages and hours.

(dd)	To the Knowledge of FTP, there are no material complaints against FTP or the FTP Subsidiaries before any employment standards branch or tribunal or human rights tribunal, nor any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to FTP. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation, which place any material obligation upon FTP or the FTP Subsidiaries to do or refrain from doing any act. FTP and FTP Subsidiaries are currently in material compliance with all workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against either of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim.

(ee)	Neither FTP nor any of the FTP Subsidiaries is party to any collective bargaining agreements with unionized employees. To the Knowledge of FTP, no action has been taken or is being contemplated to organize or unionize any employees of FTP or any of the FTP Subsidiaries that would have a Material Adverse Effect.

(ff)	Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or other benefits contributed to, or required to be contributed to, by FTP for the benefit of any current or former director, officer, employee or consultant of FTP has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such employee plans.

(gg)	All tax returns, reports, elections, remittances and payments of FTP and the FTP Subsidiaries required by applicable Law to have been filed or made in any applicable jurisdiction, have been filed or made (as the case may be) and are true, complete and correct except where the failure to make such filing, election, or remittance and payment would not constitute a Material Adverse Effect on FTP taken as a whole, and all Taxes of FTP and of the FTP Subsidiaries have been paid or accrued in the FTP Financial Statements (except as any extension may have been requested or granted and in any case in which the failure to file, pay or accrue such Taxes would not result in a Material Adverse Effect). To the Knowledge of FTP, there are no examinations of any tax return of FTP or the FTP Subsidiaries currently in progress and there are no disputes outstanding with any Governmental Entity respecting any Taxes that have been paid, or may be payable, by FTP or the FTP Subsidiaries.

(hh)	Neither FTP nor any of the FTP Subsidiaries nor, to the Knowledge of FTP, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti bribery or anti corruption laws applicable to FTP and the FTP Subsidiaries, including Canada’s Corruption of Foreign Public Officials Act, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (A) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Entity; or assisting any representative of FTP or the FTP Subsidiaries in obtaining or retaining business for or with, or directing business to, any person; or (B) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither FTP nor the FTP Subsidiaries nor to the Knowledge of FTP, any director, officer, employee, consultant, representative or agent of foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded FTP, any of the FTP Subsidiaries or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Entity responsible for enforcing anti bribery or anti corruption laws, in each case with respect to any alleged act or omission arising under or relating to non compliance with any such laws, or received any notice, request, or citation from any person alleging non compliance with any such laws.

(ii)	Other than the Amalgamation, no proposed acquisition by FTP or any of the FTP Subsidiaries has progressed to a state where a reasonable person would believe that the likelihood of FTP or any of the FTP Subsidiaries completing the acquisition is high.

(jj)	The FTP Business is in compliance with all restrictions, requirements and prohibitions under applicable Law in force (including the CDSA, the FDA, the FDR-J, the Criminal Code, and provincial, territorial and municipal laws relating to controlled substances, the Controlled Substances Act, the Racketeering and Influenced and Corrupt Practices Act, the Secure Air Travel Act, the Bank Secrecy Act, the Agricultural Improvement Act of 2018, any applicable state corporate practice of medicine statues or any applicable anti-money laundering or anti-kick back statute). FTP and the FTP Subsidiaries have obtained all necessary Authorizations, and have been and are currently operating their business in compliance in all material respects with, all applicable Law. All Authorizations issued to date are valid and in full force and effect and neither FTP nor any of the FTP Subsidiaries has received any correspondence or notice from the Office of Controlled Substances, other offices of Health Canada, the CPSO, the New York State Medical Board, the California Medical Board or any Governmental Authority alleging or asserting material non compliance with any applicable Law or Authorization. Neither FTP nor any of the FTP Subsidiaries have received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any Authorizations or any notice advising of the refusal to grant any Authorization that has been applied for or is in process of being granted under applicable Law including the FDA, the FDR-J or the Out of Hospital Premise Program of the CPSO, and has no knowledge or reason to believe that any such Governmental Authority is considering taking or would have reasonable ground to take any such action.

(kk)	Neither FTP nor any of the FTP Subsidiaries has made any material loans to or guaranteed the material obligations of any person.

(ll)	To the Knowledge of FTP, none of the directors or officers of FTP are now, or have been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(mm)	The minute books and records of FTP and the FTP Subsidiaries made available to counsel for Newton in connection with their due diligence investigation of FTP for the periods requested to the date hereof are all of the minute books and material records of FTP and the FTP Subsidiaries and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of FTP and the FTP Subsidiaries, as the case may be, to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of FTP and the FTP Subsidiaries to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to Newton or which are not material in the context of FTP and the FTP Subsidiaries.

(nn)	During the previous 12 months, FTP has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of the FTP Common Shares or other securities or agreed to do any of the foregoing. There are no restrictions upon the declaration or payment of dividends by the directors of FTP or the payment of dividends by FTP in the constating documents or in any material Contract or Debt Instruments.

(oo)	Except as disclosed in the FTP Financial Statements, none of the directors, officers or employees of FTP, any known holder of more than 10% of any class of securities of FTP or securities of any person exchangeable for more than 10% of any class of securities of FTP, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Act), has had any material interest, direct or indirect, in any material transaction with FTP since the incorporation of FTP, or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect FTP and any of the FTP Subsidiaries, on a consolidated basis. All agreements governing such transactions have been made available to Newton in the virtual data room. Neither FTP nor any of the FTP Subsidiaries has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (within the meaning of the Tax Act) with them.

(pp)	The operations of FTP and the FTP Subsidiaries (or any related party thereof) are and have been conducted at all times in compliance with the Anti-Money Laundering Laws, and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving FTP and the FTP Subsidiaries (or any related party thereof) with respect to the Anti-Money Laundering Laws is, to the Knowledge of FTP, pending or threatened.

(qq)	FTP acknowledges and agrees that the Resulting Issuer Common Shares issuable to holders of FTP Common Shares, as well as the Resulting Issuer Options issuable to holders of FTP Options and the Resulting Issuer Warrants issuable to holders of FTP Warrants in the United States or who are U.S. Persons (i) have not been and will not be registered under the U.S. Securities Act or any state securities laws, (ii) are being or will be issued to such holders who are “accredited investors” within the meaning of Rule 501(a) of Regulation D in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D and in reliance upon similar exemptions from applicable state securities laws, and (iii) the Resulting Issuer Common Shares, the Resulting Issuer Options and the Resulting Issuer Warrants will be “restricted securities” and may not be offered or sold in the United States, nor may hedging transactions involving such securities be conducted, unless such securities are registered under the U.S. Securities Act and any applicable state securities law, an exemption from such registration is available or such registration is otherwise not required.

(rr)	FTP acknowledges and agrees that no Resulting Issuer Common Shares, Resulting Issuer Options or Resulting Issuer Warrants shall be delivered to any person in the United States or to any U.S. Person if the Resulting Issuer determines, in its sole discretion, that doing so may result in any contravention of the U.S. Securities Act or any applicable state securities laws, including, but not limited to, if any of the holders of FTP Common Shares, FTP Options or FTP Warrants are not an “accredited investor” within the meaning of Rule 501(a) of Regulation D, and the Resulting Issuer may instead, in the case of Resulting Issuer Common Shares, appoint an agent to sell the Resulting Issuer Common Shares of such person on behalf of that person and deliver an amount of cash representing the proceeds of the sale of such Resulting Issuer Common Shares, net of expenses of sale, or, in the cases of Resulting Issuer Options or Resulting Issuer Warrants, may deliver an amount of cash representing the fair market value of the Resulting Issuer Options or Resulting Warrants, as applicable.

Article 5
CONDITIONS PRECEDENT AND OTHER MATTERS

5.1	Conditions to Obligations of FTP

The obligation of FTP to consummate the transactions contemplated herein is subject to the satisfaction, on or before the Closing Date, of the following conditions:

(a)	except as affected by the transactions contemplated herein, the representations and warranties of Newton contained in Section 4.1 hereof shall be true in all material respects on the Closing, with the same effect as though such representations and warranties had been made at and as of such time, other than in respect of representations and warranties qualified by materiality which representations and warranties shall be true and correct, and FTP shall have received a certificate to that effect, dated the Closing Date, from a senior officer or director of Newton acceptable to FTP, to the best of his or her knowledge, having made reasonable inquiry;

(b)	Newton and Newton Subco shall have performed, fulfilled or complied with, in all material respects, all of their obligations, covenants and agreements contained in this Agreement to be fulfilled or complied with by them at or prior to the Closing and FTP shall have received a certificate of a senior officer or director of Newton to such effect;

(c)	Newton shall have furnished FTP with:

(i)	a certified copy of the special resolution of the sole shareholder of Newton Subco authorizing and approving the Amalgamation;

(ii)	a certified copy of the resolutions of the shareholders of Newton approving the Newton Meeting Matters; and

(iii)	a certificate of the transfer agent of Newton setting forth the number and class of issued and outstanding Newton Common Shares and Newton securities immediately prior to the Amalgamation;

(d)	receipt of all regulatory and third party approvals, authorizations and consents as are required to be obtained by Newton or FTP in connection with the Amalgamation, including the approval of the TSX Venture and the CSE and any other applicable regulatory authorities;

(e)	the Resulting Issuer Common Shares that are issued as consideration for the FTP Shares (i) shall be issued as fully paid and non-assessable Resulting Issuer Common Shares in the capital of Newton; and (ii) shall have been conditionally approved for listing on the CSE;

(f)	the Consolidation shall have been implemented;

(g)	the shareholders of Newton shall have approved, among other matters and subject to completion of the Amalgamation, the Newton Meeting Matters;

(h)	the shareholders of FTP shall have approved the Amalgamation and this Agreement;

(i)	completion of the FTP Private Placement;

(j)	each of the directors and officers of Newton shall have delivered resignations and mutual releases, in form satisfactory to FTP acting reasonably;

(k)	there being no legal proceeding or regulatory actions or proceedings against any Person to enjoin, restrict or prohibit the Amalgamation or which could reasonably be expected to result in a Material Adverse Effect on Newton; and

(l)	there being no prohibition at law against completion of the transactions contemplated hereby.

The conditions described above are for the exclusive benefit of FTP and may be asserted by FTP regardless of the circumstances, or may be waived by FTP, in its sole discretion, in whole or in part, at any time and from time to time prior to the Amalgamation without prejudice to any other rights which FTP may have hereunder or at law and notwithstanding the approval of this Agreement by the shareholders of FTP and/or Newton Subco.

5.2	Conditions to Obligations of Newton

The obligations of Newton and Newton Subco to consummate the transactions contemplated herein are subject to the satisfaction, on or before the Closing Date, of the following conditions:

(a)	except as affected by the transactions contemplated herein, the representations and warranties of FTP contained in Section 4.2 hereof shall be true in all material respects on the Closing Date with the same effect as though such representations and warranties had been made at and as of such time, other than in respect of representations and warranties qualified by materiality which representations and warranties shall be true and correct, and Newton shall have received a certificate to such effect, dated the Closing Date, of a senior officer or director of FTP to the best of his knowledge having made reasonable inquiry;

(b)	FTP shall have performed, fulfilled or complied with, in all material respects, all of its obligations, covenants and agreements contained in this Agreement to be fulfilled or complied with by it at or prior to the time of the Closing and Newton shall have received a certificate of a senior officer or director of FTP to such effect;

(c)	FTP shall have furnished Newton with:

(i)	certified copies of the special resolution of the shareholders of FTP authorizing and approving the Amalgamation; and

(ii)	a certificate of FTP setting forth the number and class of issued and outstanding FTP Shares and FTP securities immediately prior to the Amalgamation;

(d)	receipt of all regulatory or third party approvals, authorizations and consents as are required to be obtained by Newton or FTP in connection with the Amalgamation, including the approval of the TSX Venture, the CSE and any other applicable regulatory authorities;

(e)	no Material Adverse Change shall have occurred in the business, results of operations, assets, liabilities, prospects, financial condition or affairs of FTP since the date of this Agreement and Newton shall have received a certificate to that effect signed by the Chief Executive Officer and Chief Financial Officer of FTP and addressed to Newton;

(f)	each of the Principals contemporaneously with the execution of this Agreement, shall have entered into a voting support agreement with Newton (the “Target Support Agreement”) in form and substance as set out in the Letter of Intent and such agreement shall be in full force and effect on the Closing Date and no FTP Shareholder that is party to a Target Support Agreement shall be in material default or breach of any term thereof;

(g)	the shareholders of Newton shall have approved the Newton Meeting Matters;

(h)	the shareholders of FTP shall have approved the Amalgamation and this Agreement;

(i)	FTP shall have no outstanding securities other than 35,590,954 FTP Common Shares, and securities issued or issuable pursuant to a Permitted Issuance;

(j)	there being no legal proceeding or regulatory actions or proceedings against any Person to enjoin, restrict or prohibit the Amalgamation or which could reasonably be expected to result in a Material Adverse Effect on FTP;

(k)	there being no prohibition at law against the completion of the transactions contemplated hereby; and

(l)	Newton shall have received conditional approval for listing of the Resulting Issuer Common Shares on the CSE.

The conditions described above are for the exclusive benefit of Newton and Newton Subco and may be asserted by Newton and Newton Subco, regardless of the circumstances, or may be waived by Newton and Newton Subco, in their sole discretion, in whole or in part, at any time and from time to time prior to the Amalgamation without prejudice to any other rights which Newton and Newton Subco may have hereunder or at law and notwithstanding the approval of this Agreement by the shareholders of Newton and/or FTP.

5.3	Merger of Conditions

The conditions set out in Sections 5.1 and 5.2 hereof shall be conclusively deemed to have been satisfied, waived or released on the filing by FTP and Newton Subco of the articles of amalgamation with the registrar under the CBCA.

5.4	Alternative Transactions

(a)	In the event that FTP breaches or violates Section 3.3(a) or any Principal commits a breach of violation of the terms of a Target Support Agreement, Newton may terminate this Agreement upon written notice to FTP (the “Newton Termination Notice”) and FTP shall, within ten (10) Business Days of the date of the Newton Termination Notice, make a cash payment to Newton (or as Newton may direct) in the amount of $150,000, which payment shall constitute full and final compensation and remedy to Newton for any breach, violation or the non-performance of this Agreement and any and all fees and expenses associated therewith.

(b)	In the event that Newton breaches or violates Section 3.1(a), FTP may terminate this Agreement upon written notice to Newton (the “FTP Termination Notice”) and Newton shall, within three (3) business days of the date of the FTP Termination Notice, make a cash payment to FTP in the amount of $150,000, which payment shall constitute full and final compensation and remedy to FTP for any breach, violation or the non-performance of this Agreement and any and all fees and expenses associated therewith.

Article 6
NOTICES

6.1	Notices

All notices, requests and demands hereunder, which may or are required to be given pursuant to any provision of this Agreement, shall be given or made in writing and shall be delivered by courier, mail, e-mail, or other similar means of electronic communication addressed as follows:

(a)	to Newton or Newton Subco, addressed to:

Newton Energy Corporation
1600, 333-7 Avenue SW
Calgary, AB T2P 2Z1
Canada

Attn:  Gino DeMichele
Email: gd@a2capital.com

with a copy to (such copy shall not constitute notice):

Fasken Martineau DuMoulin LLP

333 Bay Street
Suite 2400, Bay Adelaide Centre
Toronto, ON M5H 2T6
Canada

Attn:  Rubin Rapuch
Email: rrapuch@fasken.com

(b)	to FTP, addressed to:

Field Trip Psychedelics Inc.
30 Duncan Street, Suite 401
Toronto, ON M5V 2C3
Canada

Attn:  Joseph del Moral
Email: joseph@fieldtriphealth.com

with a copy to (such copy shall not constitute notice):

Bennett Jones LLP
First Canadian Place
100 King Street West, Suite 3400
Toronto, ON M5X 1A4
Canada

Attn:  Aaron Sonshine
Email: sonshinea@bennettjones.com

or to such other addresses or e-mail addresses as the parties may, from time to time, advise to the other parties hereto by notice in writing. All notices, requests and demands hereunder shall be deemed to have been received, if delivered personally or by prepaid courier on the date of delivery and if sent by e-mail, on the next Business Day after the e-mail was sent.

Article 7
AMENDMENT AND TERMINATION OF AGREEMENT

7.1	Amendment

This Agreement may, at any time and from time to time before or after the holding of the Newton Meeting or FTP Meeting, be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the parties hereto;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties hereto; and

(d)	waive compliance with or modify any other conditions precedent contained herein.

7.2	Rights of Termination

This Agreement may be terminated:

(a)	by mutual agreement of the parties hereto in writing;

(b)	by Newton, upon provision of a Newton Termination Notice in accordance with Section 5.4(a);

(c)	by FTP, upon provision of an FTP Termination Notice in accordance with Section 5.4(b);

(d)	by FTP (i) by notice to Newton if any of the conditions contained in Section 5.1 hereof shall not be fulfilled or performed by the Termination Date or (ii) upon a breach by Newton that could reasonably result in a condition set forth in Section 5.1 (that has not been waived) being incapable of being satisfied on or before the Termination Date;

(e)	by Newton (i) by notice to FTP if any of the conditions contained in Section 5.2 hereof shall not be fulfilled or performed by the Termination Date, or (ii) upon a breach by FTP that could reasonably result in a condition set forth in Section 5.2 (that has not been waived) being incapable of being satisfied on or before the Termination Date;

(f)	by either party if the Amalgamation is not completed by the Termination Date; or

(g)	by either party if any applicable Governmental Entity has notified any of Newton, Newton Subco or FTP that it will not permit the Amalgamation to proceed, in whole or in part.

If this Agreement is terminated as aforesaid by either Newton or FTP, as the case may be, the party terminating this Agreement shall be released from all obligations under this Agreement, other than the obligations that by their terms survive the termination of this Agreement (including under this Section 7.2 and Sections 3.5(b), 5.4, 8.6 and 8.7), all rights of specific performance against such party shall terminate and, unless such party can show that the condition or conditions the non-performance of which has caused such party to terminate this Agreement were reasonably capable of being performed by the other party, then the other party shall also be released from all obligations hereunder, other than the obligations that by their terms survive the termination of this Agreement (as set out above); and further provided that any of such conditions may be waived in full or in part by either of the parties without prejudice to its rights of termination in the event of the non-fulfilment or non-performance of any other condition.

7.3	Notice of Unfulfilled Conditions

If either of FTP or Newton shall determine at any time prior to the Closing that it may be unwilling to consummate the Amalgamation or any of the other transactions contemplated hereby because of any unfulfilled or unperformed condition contained in this Agreement on the part of the other of them to be fulfilled or performed, FTP or Newton, as the case may be, shall so notify the other party forthwith upon making such determination in order that such other party shall have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Termination Date.

Article 8
GENERAL

8.1	Entire Agreement

The terms and provisions herein contained constitute the entire agreement between the parties with respect to the subject matter herein and shall supersede all previous oral or written communications, representations, undertakings and agreements with respect to such subject matter, including the Letter of Intent.

8.2	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto.

8.3	Waiver and Modification

Newton and FTP may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto, and may waive or consent to the modification of any of the covenants or agreements herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other parties hereto. No waiver or consent to the modification of any inaccuracy of any provision of this Agreement constitutes a waiver of or consent to any proceeding, continuing or succeeding inaccuracy of such provision or of any other provision of this Agreement. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent.

8.4	No Personal Liability

(a)	No director, officer, employee or agent of FTP or the FTP Subsidiaries shall have any personal liability whatsoever to Newton or Newton Subco under this Agreement, or under any other document delivered in connection with the Amalgamation on behalf of FTP.

(b)	No director, officer, employee or agent of either Newton or Newton Subco shall have any personal liability whatsoever to FTP under this Agreement, or under any other document delivered in connection with the Amalgamation on behalf of Newton or Newton Subco.

8.5	Assignment

No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto.

8.6	Confidentiality

(a)	No disclosure or announcement, public or otherwise, in respect of this Agreement or the transactions contemplated hereby will be made by Newton, Newton Subco, FTP or their representatives without the prior agreement of the other parties hereto as to timing, content and method, provided that the obligations herein will not prevent a party from making, after consultation with the other parties, such disclosure as its counsel advises is required by applicable law or the rules and policies of the TSX Venture or the CSE.

(b)	Except as and only to the extent required by applicable law, a Receiving Party will not disclose or use, and it will cause its representatives not to disclose or use, any Confidential Information furnished, or to be furnished, by a Disclosing Party or its representatives to the Receiving Party or its representatives at any time or in any manner other than for purposes of evaluating the transactions proposed in this Agreement.

(c)	If this Agreement is terminated pursuant to Article 7, each Receiving Party will promptly return to the Disclosing Party or destroy any Confidential Information and any work product produced from such Confidential Information in its possession or in the possession of any of its representatives.

8.7	Costs

Each of the parties hereto shall be responsible for their own costs and charges incurred with respect to the transactions contemplated herein including, without limitation, all costs and charges incurred prior to the date of this Agreement and all legal and accounting fees and disbursements relating to preparing the documents relating to the transactions contemplated herein or otherwise relating to the transactions contemplated herein. For the purposes of clarity, FTP shall be responsible for paying the costs and fees payable to the TSX Venture and the CSE regarding their review of the Amalgamation and the personal information forms to be submitted by the proposed executive officers, directors and promoters and insiders of the Resulting Issuer following completion of the Amalgamation and all listing fees payable in connection with any securities issued pursuant to the Amalgamation and/or any application fees payable to the TSX Venture or the CSE in connection with the transactions contemplated herein.

8.8	Time of Essence

Time shall be of the essence of this Agreement.

8.9	Survival

The representations and warranties of each of FTP, Newton and Newton Subco contained herein shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination of this Agreement in accordance with its terms and the Closing.

8.10	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to the principles of conflicts of laws thereof, and the parties hereto irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario in respect of any matter arising hereunder or in connection herewith.

8.11	Severability

In the event that any provisions contained in this Agreement shall be declared invalid, illegal or unenforceable by a court or other lawful authority of competent jurisdiction, this Agreement shall continue in force with respect to the enforceable provisions and all rights and remedies accrued under the enforceable provisions shall survive any such declaration, and any non-enforceable provision shall, to the extent permitted by law, be replaced by a provision which, being valid, comes closest to the intention underlying the invalid, illegal or unenforceable provision.

8.12	Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.13	Counterparts and Electronic Copies

This Agreement may be executed in separate counterparts, and all such counterparts when taken together shall constitute one (1) agreement. The parties shall be entitled to rely on delivery of a facsimile, email in pdf, DocuSign or other electronic copy of the executed Agreement and such copy shall be legally effective to create a valid and binding Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

NEWTON ENERGY CORPORATION	FIELD TRIP PSYCHEDELICS INC.
Per: “Gino DeMichele”	Per: “Joseph del Moral”
Name: Gino DeMichele	Name: Joseph del Moral
Title: Authorized Signatory	Title: Authorized Signatory

NEWTON ENERGY SUBCO LIMITED
Per: “Gino DeMichele”
Name: Gino DeMichele
Title: Authorized Signatory

SCHEDULE A

Issued and Outstanding Shares of FTP Subsidiaries

Field Trip Health Inc.

•	Existing under the laws of Canada.
•	Wholly-owned subsidiary of FTP.
•	The authorized and issued share capital consists of an unlimited number of common shares, of which 100 common shares are outstanding

Field Trip Health USA Inc.

•	Existing under the laws of Delaware.
•	Wholly-owned subsidiary of FTP.
•	The authorized and issued share capital consists of 5,000 shares of common stock, with a par value of US$0.01 per share and an unlimited number of preferred shares, of which 1,000 shares of common stock are outstanding

Field Trip Natural Products Limited

•	Existing under the laws of Jamaica.
•	Wholly-owned subsidiary of FTP.
•	The authorized and issued share capital consists of 1,000,000 ordinary shares, of which 600 ordinary shares are outstanding

Field Trip Digital LLC

•	Existing under the laws of Delaware.
•	Wholly-owned subsidiary of FTP.
•	FTP is the sole member.

Field Trip Health B.V.

•	Existing under the laws the Netherlands.
•	Wholly-owned subsidiary of FTP.
•	The issued share capital consists of 1 shares, with issued capital of €1.00.